07027517

Date: October 6, 2007

Apollo Hospitals
CHENNAI
touching lives

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Extraordinary General Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the members of the company approved the following special resolutions at the Extraordinary General Meeting held today.

(i) To issue up to 1,549,157 Warrants on a preferential basis to Dr. Prathap C Reddy, one of the promoters of the Company with each Warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 497.69 which includes a premium of Rs.487.69 per share, which price is not less than the price calculated in accordance with Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000.

(ii) To issue up to 7,047,119 equity shares of the company of nominal value of Rs.10/- each at a price of Rs. 605.07 per Share which includes a premium of Rs. 595.07 per Share, which price is not less than the price calculated in accordance with the SEBI (DIP) Guidelines, on a preferential basis to any or all of the following entities, (i) Apax Mauritius (FVCI) Ltd., and (ii) Apax Mauritius FDI One Ltd, companies incorporated under the laws of Mauritius.

Please take note of the same in your records.

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

10/23

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2007 OCT 23 A 9:45

Date: October 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Extraordinary General Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the certified true copy of the proceedings of Extraordinary General Meeting of the Company held on 6th October 2007.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON SATURDAY, 6TH OCTOBER 2007 AT 11.00 A.M. AT RANI SEETHAI HALL, NO.603 ANNA SALAI, CHENNAI - 600 006.

Directors Present: (1) Dr. Prathap C Reddy, Executive Chairman
(2) Ms. Preetha Reddy, Managing Director
(3) Mr. N. Vaghul, Director
(4) Mr. G. Venkatraman, Director
(5) Mr. Rajkumar Menon, Director
(6) Mr. Deepak Vaidya, Director
(7) Mr. Khairil Anuar Abdullah, Director

Members Present : 217
Proxies : 101

Dr. Prathap C Reddy, Executive Chairman extended a hearty and warm welcome to the Members present at the Extraordinary General Meeting and introduced the members of the Board to the Shareholders.

The Chairman requested Mr. S.K. Venkataraman, Chief Financial Officer and Company Secretary to read the Notice and with the permission of the members the Notice was taken as read.

The Chairman explained to the members that the Company proposes to raise funds through issue of:-

(i) Upto 1,549,157 convertible warrants to Dr. Prathap C Reddy, one of the promoters of the Company, and
(ii) Upto 7,047,119 equity shares to any or all of the following entities, (i) Apax Mauritius (FVCI) Ltd., and (ii) Apax Mauritius FDI One Ltd, companies incorporated under the laws of Mauritius

to fund future growth plans for setting up new hospitals and other healthcare related assets, addition of new facilities at the existing hospitals and to meet long term working capital / general corporate requirements.

The Chairman informed the members that the Extraordinary General Meeting is convened to obtain members' approval for the above said issues.

Then Chairman invited questions from the shareholders on the resolutions.

The Chairman then answered the questions raised by the shareholders to their satisfaction.

ITEM NO. 1 :-

Issue of 1,549,158 Convertible Equity share warrants to Dr. Prathap C Reddy.

Dr. Prathap C Reddy, Chairman is interested in this item and requested Mr.N.Vaghul, Director to chair the Meeting for this item. Mr. N. Vaghul took the chair and conducted the proceedings.

Mr. N. Vaghul moved the following resolution as a Special Resolution.

"**RESOLVED THAT** pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with the Articles of Association of the Company, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and subject to any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction and agreed to by the Board of Directors of the Company (hereinafter referred to as the "**Board**"), consent of the Company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,549,157 Warrants (hereinafter referred to as "**Warrants**") on a preferential basis to Dr. Prathap C Reddy, one of the

promoters of the Company with each Warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs.497.69 which includes a premium of Rs.487.69 per share, which price is not less than the price calculated in accordance with Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company ("Board" shall be deemed to include any duly authorized committee thereof) at the time of issue or allotment."

"**RESOLVED FURTHER THAT** the 'relevant date' in relation to the issue of Warrants in accordance with the SEBI (DIP) Guidelines, would be 6th September 2007, being the date 30 days prior to the date of passing of this resolution."

"**RESOLVED FURTHER THAT** the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the Warrant holder) at any time within a period of 18 months from the date of allotment of Warrants.

2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 497.69 which includes a premium of Rs.487.69 per share, which price is not less than the price calculated in accordance with SEBI (DIP) Guidelines for preferential allotment of shares.

3. The Warrant holder shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per Warrant.

4. The Warrant holder shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be non interest bearing and forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of Warrants.

6. The number of Warrants and the price per Warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI (DIP) Guidelines for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of Warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"**RESOLVED FURTHER THAT** for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares issued pursuant to conversion of the Warrants in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorized to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of the Warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company

and shall rank in all respects pari passu with existing equity shares of the Company."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorized to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Mr. Subramaniam seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed unanimously.

ITEM NO. 2 :-

Issue of 7,047,119 Equity shares to Foreign Investor.

Dr. Prathap C Reddy moved the following resolution as a Special Resolution.

"**RESOLVED THAT** pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with the Articles of Association of the company, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction and agreed to by the Board, consent of the company be and is hereby accorded to the Board to create, offer, issue and allot up to 7,047,119 equity shares of the company of nominal value of Rs.10/- each (hereinafter referred to as "**Shares**") at a price of Rs. 605.07 per Share which includes a premium of Rs. 595.07 per Share, which price is not less than the price calculated in accordance with the SEBI (DIP) Guidelines, on a preferential basis to any or all of the following entities, (i) Apax Mauritius (FVCI) Ltd., a company incorporated under the laws of Mauritius having its

registered office at 10 Frere Felix de Valois Street, Port Louis, Mauritius; and (ii) Apax Mauritius FDI One Ltd, a company incorporated under the laws of Mauritius having its registered office at 10 Frere Felix de Valois Street, Port Louis, (hereinafter referred to as "the **Proposed Investor**" / "the **Proposed Allottee**"), and on such terms and conditions as may be decided and deemed appropriate by the Board at the time of issue or allotment."

"**FURTHER RESOLVED THAT** the Relevant Date in relation to the Shares for the purpose of determining the issue price under the SEBI (DIP) Guidelines relating to the preferential issue shall be 6th September 2007."

"**FURTHER RESOLVED THAT** the Shares shall rank *pari passu* in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the SEBI (DIP) Guidelines."

"**FURTHER RESOLVED THAT** for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may, in its discretion deem necessary or desirable for such purpose, and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue(s), offer(s) allotment(s) or otherwise and utilization of the issue proceeds and / or otherwise to alter or modify the terms of the issue, if any, as it may in its absolute discretion, deem fit and proper, including and without limitation execute all such deeds, documents, agreements and writings as may be necessary for the purpose of giving effect to the afore said resolution, negotiate terms, appoint the advisor / managers, consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, pay any fees, commissions, remuneration, incur expenses and take such further steps as required for the allotment and listing of the securities to be issued and to make such modifications in the foregoing as may be considered desirable by the Board in the best interest of the Company and its shareholders without being required to seek further consents or approval of

the Company to the end and intent that the Company shall be deemed to have given its approval thereto expressly to the authority of the resolution".

"**FURTHER RESOLVED THAT** the Board shall also seek listing of the Shares at all such stock exchanges where the equity shares of the Company are already listed".

"**FURTHER RESOLVED THAT** the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any committee of directors or any director or officer or officers of the company to give effect to the aforesaid resolution".

Mr. Ramamurthy seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Vote of Thanks: The meeting concluded with a vote of thanks by Mr.S.K.Venkatraman, Chief Financial Officer & Company Secretary.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

END